

November 1, 2010

Richard Herrera
President
Full Throttle Indoor Kart Racing Inc.
1780 S. Bellaire Street, Suite 835
Denver, CO 80202

> **Re: Full Throttle Indoor Kart Racing Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 19, 2010**
> **File No. 333-167799**

Dear Mr. Herrera:

We have reviewed your responses to the comments in our letter dated September 24, 2010 and have the following additional comments.

Offering Summary, page 3

1. We note your response to our prior comment 2 and the revised disclosure on page 3. We further note disclosure on page 27 which states that your chief financial officer "has provided a prepayment of services in exchange for shares valued at $1,500." Please tell us whether the stock based compensation you reference was paid to your executive officers or directors. If so, please revise your summary compensation table to include this compensation or advise.

The Business of Full Throttle Indoor Kart Racing, page 11

2. Please remove the bold typeface from the first paragraph.

3. Please revise the second paragraph to remove references to the "pictures" that are "forward looking" and "illustrative."

Large Format Banners, page 15

4. Please revise to provide a basis for your belief that your locations could attract as many as 50,000 to 60,000 participants a year.

The Karts, page 17

5. We note disclosure in the last sentence of the second paragraph on page 17 which states that the "financial performance" provided by karts powered by internal combustion engines is "superior" to electric powered karts. Please revise to provide the basis for this statement and describe the business analysis that you took to make this determination.

Plan of Operations, page 22

6. We note the disclosure in the first sentence of the second paragraph that "upon commencement of operations, [you] anticipate all income generating sectors of the business operational and generating revenue." Please provide the basis for such statement or revise to disclose that while you anticipate your business will generate revenue, you cannot provide assurance to such effect. Also make similar revisions to the Commencement of Operations/Sources of Revenue section.

Milestone Expenditures from Offering Proceeds, page 24

7. Please revise to provide a basis for your belief that you will be profitable in the second year of operations.

Directors and Executive Officers, page 25

8. We note the cross-reference to the Risk Factors section for additional information. However, we note that the disclosure on page 25 is identical to the disclosure on page 7. Please revise.

9. Please revise to remove the qualitative statements such as "Lance helps clients achieve superior results" and "emphasis is on the highest level of customers satisfaction and employee competency" from the biographical information of your officers and directors.

Interim Balance Sheets, page F-10

10. We would also consider the balance sheet figures for May 31, 2010 to be unaudited in this presentation. Please revise to clarify this fact. We would not object if you wish to state in an accompanying footnote the fact that the balances were "derived from audited financial statements."

Notes to Financial Statements, page F-14

11. Please revise to include an affirmative statement, if true, that your interim financial statements reflect all adjustments which are, in the opinion of management, necessary in order to make the financial statements not misleading. Reference is made to Regulation S-X , Rule 8-03, Rule Instruction 2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristin Shifflett at (202) 551-3381 or Margery Reich at 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3642 with any other questions.

Sincerely,

Lauren Nguyen
Attorney-Advisor

cc: Denis Brovarove, Esq.
        via fax: (303)-466-4092